EXHIBIT 99.1

SKF Ensures Credit Facility of 300 Million EURO

SKF has signed a five-year and 300 million EURO revolving credit facility with a syndicate of eleven banks.

This new credit facility replaces existing credit facilities and gives the benefit of both a longer maturity and reduced cost.

Banks in the syndicate are ABN Amro Bank, Barclays Bank, BNP PARIBAS, Citibank, Deutsche Bank, Dresdner Kleinwort Wasserstein, HSBC Bank, Skandinaviska Enskilda Banken, San Paulo IMI, Societe Generale and Svenska Handelsbanken.

Goteborg, March 25, 2004
Aktiebolaget SKF
(publ.)

For further information, please contact:
PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 3371994, e-mail: Marita.Bjork@skf.com

Aktiebolaget SKF, 415 50 Goteborg, tel: 031 337 1000, fax 031 337 2832, www.skf.com

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